Filed by NuVasive, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NuVasive, Inc.

Commission File No.: 000-50744

The below provides the transcript from NuVasive’s Q4 2022 earnings call held on February 22, 2023 for parts relating to the discussion of the proposed transaction between NuVasive and Globus Medical.

Presentation Section:

J. Christopher Barry

CEO & Director

[Portions of transcript unrelated to transaction omitted]

I couldn’t be more excited about our combination with Globus Medical as it brings together 2 well- regarded technology companies in the musculoskeletal industry. The combined company will have an incredible commercial scale, an exceptional portfolio of clinically proven solutions supported by strong commercial and clinical professional development teams and excellent capabilities to serve our customers effectively.

Being able to change the future of spine and orthopedic care while unlocking our vision to change a patient’s life every minute is now even more achievable together with Globus. More on our announcement later in my remarks.

[Portions of transcript unrelated to transaction omitted]

As I conclude my remarks, our planned combination with Globus Medical to create an innovative global musculoskeletal company helps accelerate our near- and long-term strategy. With presence in more than 50 countries and supported by over 5,000 employees, the new organization will be well positioned to deliver on our vision of intelligent surgery. Our combined spine and orthopedic portfolio is needed throughout the continuum of care to help deliver better clinical outcomes.

As a reminder, the complementary combination expands our reach to surgeons and patients around the world with limited commercial overlap in key markets, creates a comprehensive portfolio of innovative spine and orthopedic technologies, continues our commitment to meaningful innovation, expands our operational capabilities and creates compelling upside net sales potential as well as a strong financial profile and value-creation opportunity for shareholders.

I remain confident in our stand-alone strategy. But together with Globus Medical, we can do so much more. We’re combining 2 of the most well-regarded companies in the musculoskeletal industry to accelerate our vision to change a patient’s life every minute and further our purpose to transform surgery, advance care and change lives.

[Portions of transcript unrelated to transaction omitted]

Question and Answer Section:

Operator

[Operator Instructions] Our first question comes from Matt Miksic with Barclays.

J. Christopher Barry

CEO & Director

Matt, are you there?

Matthew Stephan Miksic

Barclays Bank PLC, Research Division

Can you hear me okay?

J. Christopher Barry

CEO & Director

I can now.

Matthew Stephan Miksic

Barclays Bank PLC, Research Division

Great. Sorry for that. So appreciate all the little color on the pipeline. I wanted to just ask 1 question, if I could, about the announced transaction with Globus and sort of some of the internal reaction of the company. And then I have 1 follow-up on the pipeline. So maybe, Chris and Matt, just to get a sense of — one of the views out there has been that the cultures of these companies has — is different, might not mesh so well. I think we’ve seen something different. And I’d love to get a sense of how the teams are reacting to the news and your view on sort of the culture match between the organizations. And I have 1 quick follow-up.

J. Christopher Barry

CEO & Director

Yes. Thanks for the question, Matt. Listen, I’ll say this that I’ve had a chance to spend time with both teams over the last couple of weeks, and I found a lot more similarities than I found differences. I think, in general, both sides are excited. I think the strategic rationale is clear.

If you really step back, both organizations are very patient-focused. We like to say we change a patient’s life every minute. They say, improve the quality of life for patients with musculoskeletal disorders. We both have a strong history of innovation. It’s in our DNA. They have a clear and decisive approach to operational rigor and financial discipline. I think we have a marketing prowess and a best-in-class surgeon engagement and training capability. You mesh those things together, I think you create a world-class organization across multiple dimensions. And I think everybody sees that.

Now clearly, change is challenging, but I’ve been uniquely impressed at the — I don’t want to say the ease, but how the differences have melted away and people have really gotten behind it. Now clearly, we’ve got ways to go. But I’m — I like to say that we don’t have contradictory cultures. We have complementary cultures with complementary capabilities that we can drive together. So that’s kind of where we are today.

Again, we’re 2 weeks in. But I’ve been very impressed with the Globus team. I’ve been impressed how the NuVasive team has come together and gotten behind this. It’s early days, but I’m encouraged.

[Portions of transcript unrelated to transaction omitted]

Operator

Our next question comes from Shagun Singh with RBC Capital Markets.

Shagun Singh Chadha

RBC Capital Markets, Research Division

I have 2 questions, one on the deal and one on just Q4 exit rates and guidance. On the deal, I was just wondering if you could talk a little bit about the current stock price reaction in the context of the deal. Why do you think this is the right deal that investors should vote on, maybe just what you’re hearing from investors? And what is your key messaging to them?

[Portions of transcript unrelated to transaction omitted]

J. Christopher Barry

CEO & Director

Thanks, Shagun. Listen, I, obviously, as everybody else, is watching the stock price reaction. Listen, I know that the market has sort of been fixated on stock price and predicated deals in the space. I focus our efforts and our look as we looked at this deal at a clear strategic rationale that complementary global commercial organizations with minimum overlap, truly innovative and broad portfolio in spine and orthopedics, R&D — world-class R&D organization on both sides of the bench, if you will, within this with tremendous surgeon education capabilities, manufacturing and distribution synergies that we look to leverage compelling upside revenue potential and shareholder value creation.

And I would say I was very confident in our stand-alone plan. But nothing accelerates our strategy more than this deal. So we just got to come to terms with, we went down this road because we thought it was the best way to create value and create value for shareholders in the long term. And I think there’s a lot of people reacting in the short term. But to be clear, we looked at this, we looked at several other opportunities over the last several years as we always do, we always came back to this is the most compelling combination and unlocks the most shareholder value over time.

I think over time, people will come to terms of that. I’m excited about this. I’m confident in this deal. And like I said, we’re early days. We’ve got a lot of work to do. I’ve got to get out and talk to a lot of our investors, which I’ll be doing over the next several weeks, telling them how excited I’m about getting behind this deal.

[Portions of transcript unrelated to transaction omitted]

Operator

Our next question comes from Matthew Taylor with Jefferies.

Xuyang Li

This is Young Li in for Matt. I guess was wondering maybe if you can highlight some of the major NuVasive businesses that are more complementary in nature with Globus, less overlaps, I’m thinking cervical, OUS, NSO, neuromonitoring. Anything else you would highlight? And then for the rest of the business, if you can maybe talk a little bit more about which ones might have slightly more overlap?

J. Christopher Barry

CEO & Director

We’ve looked at this a lot of different ways. I’ll just say that the portfolio is highly complementary. Clearly, there’s some level of overlap, but again, spine is a fragmented market. There’s a lot of competitors out there. So even where we have overlap, we still have a lot of competition.

So they have a strength-enabling technology. Obviously, we’ve done well in areas like lateral. They’ve done a fantastic job with areas like enabling tech. We’ve more recently done a really nice job, I think, with our cervical portfolio.

We doubled down in globalization a few years back, and I think we’ve got an opportunity there to create synergy between the 2 organizations. We’re likely a little further ahead with our global footprint. So generally speaking, there’s a lot of complementary nature to the way the 2 companies can.

That was one of the compelling areas when we sat down and looked at this, although competitors, just the way the 2 companies have evolved and innovated over the course of our history, we’ve sort of been on a parallel path but actively engaged in a lot of different areas. So generally speaking, we feel very good about the complementary nature of the portfolio.

We talked a lot about the commercial overlap. A lot of people ask me, how overlapped are you commercially? And I want to be really clear on this one. In the majority of accounts — and this is a U.S. statement, in the majority of accounts, we don’t have any overlap, meaning one company has revenue, but the other does not. Of the accounts where both companies have business, in almost all instances, one company has significantly more business than the other, an incredible international runway.

So if you think about the opportunity for us with the backdrop of what I just said, selling the 360 portfolio, including X360 and Simplify in the Globus Medical accounts, selling Excelsius and Expendables in the NuVasive accounts, the ability to sell NSO and PRECICE in GMED and Globus’ existing orthopedic and trauma portfolio, all of that should bring, hopefully, the context and some backdrop that we are confident in our ability to successfully integrate our commercial teams and as you ask, very confident in the complementary nature of the portfolio and how that creates value to our patients, to our surgeons and to our shareholders.

[Portions of transcript unrelated to transaction omitted]

Operator

Our next question comes from David Saxon with Needham & Company.

Joseph Scott Conway

Needham & Company, LLC, Research Division

This is Joseph calling for David. Maybe just wanted to do 2 questions around the overlap with Globus. I guess, just looking at the accounts where you don’t have any overlap with Globus, could you maybe talk about your main competitors in those accounts, if they are Globus?

J. Christopher Barry

CEO & Director

I mean there’s 8 to 10 companies that make up 80% of the market. So if it’s not us or Globus, it’s one of them. And depending on where you are, it could be any one of those. So Medtronic is a market leader. So if you want to throw a dart at it, you’d probably hit them first, but there’s many others out there.

Joseph Scott Conway

Needham & Company, LLC, Research Division

Okay. Yes, that makes sense. And then, I guess, internationally, if you could touch on that, what the overlap looks like. Is it similar to the U.S.?

J. Christopher Barry

CEO & Director

We’ve got work to do there. But generally speaking, I can’t speak for Globus here. But off the top of my head, I want to say they had low double-digit type of revenue representation of U.S. versus OUS, maybe 10% to 11%. But we’ve amassed — roughly about 25% of our revenue comes from markets outside the U.S., and that’s growing substantially for us, 7.7% in constant currency in 2022.

So we’ll get to the bottom of where we have overlapped. But safe to say, I think both of us in early innings and in low single-digit share positions in most markets. Japan is a market that we have a significant amount of strength, as an example. We’re the #2 share player, and they’re probably very lower — a lower share player in that market. So that’s clearly a synergy opportunity.

We’ll be working through that as we go through the pre-integration planning. We got a lot of work to do there. But at first glance, we’re optimistic that there is a significant opportunity and minimal overlap.

Now we haven’t gone to the granularity we’ve gone to in the U.S. yet, but we will. And like I said, we’re confident we’ve got an opportunity there as well.

[Portions of transcript unrelated to transaction omitted]

Andrew Christopher Ranieri

Morgan Stanley, Research Division

Just to start, really going back to the deal announcement, both the companies have kind of talked about free cash flow generation being a key value driver of the deal. And Matt, I think I heard in your remarks that you talked about 2022 as a key investment year for sets. As you’re thinking about ‘23, can you maybe talk about any specific areas where you’re continuing to push your foot down on the gas from an investment perspective in sets or anything that you’re pulling back on? Just how should we kind of think about set deployment, set investment contributing to that 6% to 8% top line growth for ‘23?

J. Christopher Barry

CEO & Director

Yes. Thanks for the question, Drew. Clearly, we had talked — at Investor Day, we talked a lot about the programs that we believe would drive up margin. We continue to say we’re going to invest in the company. And we’ve done that. We’ve done that through the course of ‘22. And we’ll continue to provide sets. We’ll continue to execute our 2023 plan. We’ll continue to execute our R&D programs. We’re continuing to operate the business. I mean all those things will continue business as usual. Business continuity will be the key for us over the next several weeks and months as we move from the sign to close period.

The things that I will likely pause on are sort of these multiyear initiatives. Examples are ERP consolidations, things that just don’t make a lot of sense to do until we move into the context of the new entity. SKU rationalization is one I talked about, I believe, in October. And under the context of global inventory within the combined entity, we just need to take a pause and see what that looks like.

So listen, all the things that we think drive our business forward today and continue to maintain top line growth, we’ll continue. Things that we need to rethink in the context of a combined entity, we’ll pause and rethink. So that — I don’t know if I’m answering your question specifically, but that’s kind of the way we’re looking at it.

Andrew Christopher Ranieri

Morgan Stanley, Research Division

And then just maybe a growth driver-type question on international. You’re just talking about Japan has been a strong market for you. You’re kind of leading the charge there versus Globus. But as you look at the combined portfolio, putting everything together, is there any geography that you think you have a better opportunity to kind of win as a combined company that you previously didn’t have before with the scale?

[Portions of transcript unrelated to transaction omitted]

J. Christopher Barry

CEO & Director

As far as that we’re — I think we’re better positioned to win. In which geographies? I mean, I don’t want to be contrived here, but I would say all of them. I mean, if you look at, like I said before, our ability to access the enabling tech capability that Globus possess and continues to innovate around what we’ve done, like I said, whether 360 portfolios, things like Simplify, our global footprint, the NSO and PRECICE opportunity, coupled with their orthopedic and trauma portfolio, I think we’re stronger in every market we play in just as a rule. It’s one of the key drivers of why we’re doing this deal.

[Portions of transcript unrelated to transaction omitted]

Operator

There are no further questions at this time. I would like to turn the floor back over to Chris Barry, NuVasive’s CEO, for closing comments. Please go ahead.

J. Christopher Barry

CEO & Director

Thanks, Maria. Thanks to everybody for participating today in the earnings call. Hopefully, it came through the — how excited I’m about creating an innovative global musculoskeletal company together with Globus. I’m also very excited about where we’ve come with NuVasive and our confidence in our stand-alone strategy. But I am confident that this is the best path forward for us to create shareholder value and further enhance how we partner with surgeons, and ultimately, better treat patients.

So thank you all for attending today and hope to talk to you next time.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information About the Transaction and Where To Find It

In connection with the proposed transaction, Globus Medical will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Globus Medical and NuVasive and that will also constitute a prospectus of Globus Medical for shares of its class A common stock to be offered in the proposed transaction. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement statement/prospectus or registration statement or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement, definitive joint proxy statement/ prospectus and other documents filed by Globus Medical and NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

Participants in the Solicitation

Globus Medical, NuVasive, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Globus Medical and their ownership of Globus Medical stock is set forth in Globus Medical’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Information regarding NuVasive’s directors and executive officers is contained in NuVasive’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. Certain directors and executive officers of Globus Medical and NuVasive may have a direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction will be included in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing or at all, (ii) a condition to closing of the transaction may not be satisfied, including obtaining shareholder and regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xi) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, and (xiii) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S- 4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S- 4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.